SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1*)


                            FIRST COMMONWEALTH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    319983102
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
         Stephen Feinberg                            Robert G. Minion, Esq.
         450 Park Avenue                             Lowenstein Sandler PC
         28th Floor                                  65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 421-2600                              (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.   319983102
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions): WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization: United States
________________________________________________________________________________
                                      7) Sole Voting Power:             177,500*
     Number of                           ---------------------------------------
     Shares Beneficially              8) Shared Voting Power:
     Owned by                            ---------------------------------------
     Each Reporting                   9) Sole Dispositive Power:        177,500*
     Person With:                        ---------------------------------------
                                     10) Shared Dispositive Power:
                                         ---------------------------------------
________________________________________________________________________________
11)  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person:  177,500*

________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                     Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):   4.9%*

________________________________________________________________________________
14)  Type  of  Reporting Person (See Instructions):  IA

________________________________________________________________________________
* 59,100 shares (1.6%) of First Commonwealth, Inc. common stock (the "Common Stock") are owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"). 118,400 shares (3.3%) of the Common Stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). Stephen Feinberg possesses sole voting and investment control over all shares of the Common Stock owned by Cerberus and International. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999, as of April 30, 1998 there were issued and outstanding 3,646,525 shares of the Common Stock. As of June 2, 1999, Cerberus owned 59,100 shares of the Common Stock, or 1.6% of the outstanding, and International owned 118,400 shares of the Common Stock, or 3.3% of the outstanding. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock of the Company owned by each of Cerberus and International.

          During the past sixty days, the only transactions in securities of the Company by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the May 21, 1999 sales of 5,100 and 10,200 shares of the Common Stock by Cerberus and International, respectively, in ordinary brokerage transactions at a sale price of $24.00 per share, and the June 2, 1999 sales of 19,500 and 39,000 shares of the Common Stock by Cerberus and International, respectively, in ordinary brokerage transactions at a sale price of $24.00 per share.

          On June 2, 1999, Mr. Feinberg ceased to be a beneficial owner of more than five percent of the Common Stock.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                          June 8, 1999


                                            /s/   Stephen    Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the managing member   of    Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            Cerberus International, Ltd.



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).